                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO FILE 13d-2(a)


                              STONEPATH GROUP, INC.
                              ---------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         ------------------------------
                         (Title of Class of Securities)

                                   861837-10-2
                                   -----------
                                 (CUSIP Number)


                           Michael C. Forman, Esquire
                 Klehr, Harrison, Harvey, Branzburg & Ellers LLP
                             260 South Broad Street
                             Philadelphia, PA 19102
                                 (215) 569-4284
               --------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 April 17, 2001
                                ----------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following box: / /

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CUSIP No. 861837-10-2                  13D               Page 2 of 6 Pages
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 (1) NAMES OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

     Michael Karp
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  / /
     OF A GROUP:                               (b)  / /
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 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS

     PF
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e):                              / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     Pennsylvania
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING POWER
 BENEFICIALLY OWNED                 1,338,150
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING POWER
                                    None
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                    1,338,150
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                    None
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(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,338,150
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:   / /

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(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.5%(1)
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON

     IN
-------------------------------------------------------------------------------



---------
(1) Based upon 20,473,533 shares of Common Stock outstanding on March 15, 2001, as reported in the Issuer's Form 10-K filed with the Securities and Exchange Commission on April 2, 2001.

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CUSIP No. 861837-10-2                  13D               Page 3 of 6 Pages
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ITEM 1.      SECURITY AND ISSUER.

             This statement relates to the common stock (the "Common Stock") of Stonepath Group, Inc., Two Penn Center Plaza, Suite 605, Philadelphia, PA 19102.

ITEM 2.      IDENTITY AND BACKGROUND.

             (a)  Michael Karp.
             (b) c/o University City Housing Company, 1062 East Lancaster Avenue, Suite 30-B, Rosemont, Pennsylvania 19010.
             (c) Chief Executive Officer and President, University City Housing Company.
             (d)  None.
             (e)  None.
             (f)  Pennsylvania.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

             The Reporting Person used personal funds to acquire the securities. The Reporting Person paid an aggregate of $717,409.36 as consideration for the securities as described in Item 5(c) of this Report.

ITEM 4.      PURPOSE OF TRANSACTION.

             The Reporting Person purchased the securities for investment purposes and may continue to purchase securities of the Issuer as market conditions allow.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

             (a) The Reporting Person beneficially owns 1,338,150 shares of Common Stock.

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CUSIP No. 861837-10-2                  13D               Page 4 of 6 Pages
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                  The 1,338,150 shares of Common Stock beneficially owned by the
Reporting Person constitute 6.5% of the Common Stock. This calculation is based upon 20,473,533 shares of Common Stock outstanding on March 15, 2001, as reported in the Issuer's Form 10-K filed with the Securities and Exchange Commission on April 2, 2001.

             (b) The Reporting Person has the sole power to vote and to dispose of 1,338,150 shares of Common Stock. The Reporting Person does not share power to vote or to dispose of any shares of Common Stock.

             (c) The Reporting Person purchased shares of Common Stock as set forth on Schedule I attached hereto in open market transactions on the American Stock Exchange.

                  The Reporting Person also purchased shares of Common Stock in three private transactions as follows: (i) 226,800 shares of Common Stock on March 14, 2001 at a price per share of $0.50 for the aggregate consideration of $113,400; (ii) 429,066 shares of Common Stock on March 14, 2001 at a price per share of $0.50 for the aggregate consideration of $214,533; and (iii) 142,584 shares of Common Stock on April 17, 2001 at a price per share of $0.54 for the aggregate consideration of $76,995.36.

             (d)  None.

             (e)  None.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

             None.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

             None.


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CUSIP No. 861837-10-2                  13D               Page 5 of 6 Pages
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                                    SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 27, 2001                         /s/ Michael Karp
                                             -----------------------------------
                                             Michael Karp


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CUSIP No. 861837-10-2                  13D               Page 6 of 6 Pages
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                                   SCHEDULE I

                        PURCHASES BY THE REPORTING PERSON


                                NUMBER OF     AVERAGE PRICE
      DATE OF TRANSACTION    SHARES PURCHASED   PER SHARE    TOTAL CONSIDERATION
      -------------------    ----------------   ---------    -------------------
        March 8, 2001            20,000          $    0.63       $12,600
        March 12, 2001           50,000          $    0.528      $26,410
        March 14, 2001           14,000          $    0.55       $ 7,700
        March 15, 2001            4,000          $    0.54       $ 2,160
        March 16, 2001           30,200          $    0.543      $16,406
        March 19, 2001           19,800          $    0.525      $10,396
        March 21, 2001            5,000          $    0.55       $ 2,750
        March 22, 2001           20,000          $    0.543      $10,850
        March 23, 2001            8,400          $    0.535      $ 4,498
        March 30, 2001           22,700          $    0.527      $11,970
        April 2, 2001            10,300          $    0.549      $ 5,650
        April 3, 2001             5,000          $    0.53       $ 2,650
        April 10, 2001            5,000          $    0.60       $ 3,000
        April 11, 2001           15,000          $    0.60       $ 9,000
        April 12, 2001           67,500          $    0.599      $40,450
        April 16, 2001           24,900          $    0.599      $14,931
        April 17, 2001          127,700          $    0.60       $76,620
        April 18, 2001           12,200          $    0.60       $ 7,320
        April 19, 2001           62,000          $    0.60       $37,200
        April 20, 2001            9,000          $    0.62       $ 5,580
        April 23, 2001            5,200          $    0.62       $ 3,224
        April 24, 2001              500          $    0.62       $   310
        April 25, 2001            1,300          $    0.62       $   806
                        TOTAL:  539,700                 TOTAL:  $312,481